                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

      [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 30, 1999

                                       OR

      [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____

                          Commission File Number 1-8519


                           --------------------------
                              CINCINNATI BELL INC.
                            SAVINGS AND SECURITY PLAN
                           --------------------------


                                 BROADWING INC.
                         (formerly Cincinnati Bell Inc.)
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                       INDEX TO FINANCIAL STATEMENTS AND
                            SUPPLEMENTAL SCHEDULES

Report of Independent Accountants                                                           3

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 30, 1999
         and December 31, 1998                                                              4

         Statement of Changes in Net Assets Available for Benefits for the Year
         Ended December 30, 1999                                                            5

         Notes to Financial Statements                                                    6-16

Supplemental Schedules*:

         Schedule of Assets Held for Investment Purposes at End of Year                     17

         Schedule of Reportable Transactions for the Year Ended
         December 30, 1999                                                                  18

       * Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:

         Consent of Independent Accountants

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Cincinnati Bell Inc. Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the "Plan") at December 30, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Assets Held for Investment Purposes at End of Year" and the "Schedule of Reportable Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
------------------------------------
PRICEWATERHOUSECOOPERS LLP
JUNE 23, 2000

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  AS OF DECEMBER 30, 1999 AND DECEMBER 31, 1998
                             (THOUSANDS OF DOLLARS)


                                                                         1999                      1998
                                                                         ----                      ----
ASSETS

Investments at fair value                                              $175,172                  $107,713
                                                                       ========                  ========

LIABILITIES

Administrative fees payable and other                                        --                        3
                                                                       --------                  --------

Net Assets Available for Benefits                                      $175,172                  $107,710
                                                                       ========                  ========






See Notes to Financial Statements.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 1999
                             (THOUSANDS OF DOLLARS)


Net Assets Available for Benefits as of December 31, 1998                                           $107,710

Additions:
Employee contributions                                                                                 4,593
Participating Company contributions                                                                    1,811
Transfers to other Company-sponsored plans, net                                                         (460)
                                                                                                   ----------

       Total allotments, contributions and transfers                                                   5,944


Investment income:
       Dividends on Broadwing Inc. shares                                                                634
       Other dividends                                                                                 1,151
       Interest                                                                                          934
       Net appreciation in fair value of investments                                                  65,196
                                                                                                   ---------

         Total additions                                                                              73,859
                                                                                                   ----------

Deductions:
       Benefits paid to participants                                                                   6,383
       Administrative expenses                                                                            14
                                                                                                   ----------

                  Total deductions                                                                     6,397
                                                                                                   ----------

Net increase in Assets Available for Benefits                                                         67,462
                                                                                                   ----------

Net Assets Available for Benefits as of December 30, 1999                                           $175,172
                                                                                                   =========


See Notes to Financial Statements.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1)  PLAN DESCRIPTION AND ACCOUNTING POLICIES:

     a. GENERAL: As a result of its merger with IXC Communications Inc. (since renamed Broadwing Communications) on November 9, 1999, Cincinnati Bell Inc. announced it would begin doing business as Broadwing Inc. ("the Company") on November 15, 1999. In addition, a proposal to amend the Company's Articles of Incorporation to change the Company's official name to Broadwing Inc. was approved by the Company's common shareholders on April 19, 2000. It is expected that the Cincinnati Bell Inc. Savings and Security Plan ("the Plan") will be amended during 2000 in order to reflect the Company's new name (any references to Cincinnati Bell Inc. or Broadwing Inc. are considered to be references to the Company). During 1999, the Plan changed its fiscal year-end from December 31 to December 30. The effect of this change was not material to the financial statements.

         The Plan is, subject to certain exceptions, currently available to hourly employees of Broadwing Inc. and hourly employees of Cincinnati Bell Telephone Company (CBT) and Cincinnati Bell Public Communications Inc. (CBPC), both of which are subsidiary corporations of Broadwing. Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees are not eligible for the Plan (including but not limited to co-op students, interns, job bank employees and contingency employees).

         The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the Code), and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         The Plan is administered by the Company's Employees' Benefit Committee. The Plan's trustee is currently T. Rowe Price.

         These notes only provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees need to refer to the Plan document and to the Plan's summary plan description for details as to the Plan.

         The financial statements of the Plan are prepared under the accrual basis of accounting.

         In 1999, the Plan adopted AICPA Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS


     b. EMPLOYEE CONTRIBUTIONS: The Plan generally, under its current provisions, permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan on a weekly basis, in before-tax and/or after-tax dollars, any amount that is an increment of $5 (and not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan)).

         The amount of a Participant's before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit (which limit was $10,000 for both 1999 and 1998). Also, the percentages of compensation saved as before-tax contributions by certain highly compensated eligible employees for any plan year may be further limited under legal rules so that on average they do not exceed by too large a margin (as set by law) the average of the before-tax savings contribution rates of the other eligible employees for such plan year or the immediately preceding plan year.

         The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her Savings Account).

         An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change periodically the funds to which future savings contributions are allocated and/or transfer amounts held under his or her Savings Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan's earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an individual retirement account or annuity (an IRA) or another employer plan that accepts the rollover).

     c. EMPLOYER CONTRIBUTIONS: For employers whose employees participate in the Plan ("the Employers"), matching contributions are made to the Plan for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee's basic savings contributions made for any pay day that occurs on or after January 1, 2000 (and after the employee has completed a year of eligibility service). For any pay day occurring in the last two calendar years ending prior to January 1, 2000, however, the matching contributions made for an eligible employee

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         who had completed a year of eligibility service under the Plan was 60% of his or her basic savings contributions made for such pay day.

         An eligible employee's basic savings contributions are, for this purpose, generally equal to the portion of the employee's before-tax and after-tax savings contributions made for any week that is not in excess of a certain amount that is set out in the Plan and based on the level of the employee's base pay for the applicable week (for example, for a full-time eligible employee and beginning as of January 1, 2000, such amount is $55 when the employee's weekly base pay is $1,000 or more, $50 when the employee's weekly base pay is at least $900 but less than $1,000, $45 when the employee's weekly base pay is at least $800 but less than $900 and so forth). Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and they must be made no slower than on a monthly basis and could be prefunded to an extent.

         However, certain legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

         The matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, an eligible employee is vested in the part of his or her Plan account that is attributable to the matching contributions made on his or her behalf (his or her Matching Account) only if he or she is credited with at least five years of vesting service under the Plan. However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death of if he or she began work for the Employers before 1994.

         An eligible employee's Matching Account shall generally be invested solely in the Plan's Broadwing Inc. Shares Fund. However, to the extent an eligible employee's Matching Account was allocated with shares of Convergys Corporation (Convergys) that were received by the Plan by reason of the Company's 1998 distribution of shares of Convergys (see
         Note 6), such shares have generally been transferred to a new Convergys Stock Fund held under the Plan (and the employee may redirect his or her interest in such fund to other available funds under the Plan). Also, under the current rules of the Plan, an eligible employee who has met certain age and/or service requirements specified by the Company's Employees' Benefit Committee may be allowed to transfer the amounts allocated to his or her Matching Account to other investment funds available under the Plan over a five-year period and, after passage of such five-year period, be able to direct the investment of future matching contributions made to the Plan on his or her behalf in the same manner as his or her own savings contributions to the Plan are invested.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan's earnings that are allocated to his or her Matching Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

     d. ROLLOVERS: An eligible employee may also, under the current terms of the Plan, rollover to the Plan a distribution he or she receives from another employer's tax-qualified savings, profit sharing or other employer plan, if the distribution meets certain conditions set forth in the Plan and the Code.

         Any such rollover contributions made to the Plan by an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her Rollover Account).

         An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer accounts held under his or her Rollover Account from one fund to another.

         An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan's earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan (and he or she may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover).

     e. DISTRIBUTIONS TO PARTICIPANTS: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

         In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) the entire portion of his or her Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately proceeding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers (except that, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65 or has been credited with at least five years of vesting service under the Plan or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account).

         Further, an eligible employee can withdraw the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1998) if the withdrawal is required by reason of the employee's hardship situation (and such hardship withdrawal meets the rules set forth in the Plan that concern hardship withdrawals).

         Other than for the above-described in-employment withdrawals, the distribution of an eligible employee's account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, quit, disability or death. Only the portion of the employee's account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited in accordance with rules set forth in the Plan.

     f. EMPLOYEE LOANS: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Such loans are subject to several conditions, certain of which are described below.

         An eligible employee cannot have more than two outstanding loans from the Plan at any time, and the employee may not be allowed to originate more than two loans from the Plan during a single plan year.

         The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee's account under the Plan (exclusive of the amounts attributable to the employee's savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee's before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         The Company's Employees' Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is currently determined by adding 1% to a prime lending rate in effect as of the first day of the calendar quarter in which the loan is made.

         During the plan year ending December 30, 1999 and the immediately preceding plan year, interest rates on loans made under the Plan varied between 8.75% and 10.0% per annum.

         In general, any loan to an eligible employee must be repaid through payroll deductions and be secured by the portion of the employee's account under the Plan that is loaned to the employee. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 59 months.

     g. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturities of three months or less at the time of purchase. Temporary cash investments may be held in any investment funds used by the Plan in order to meet the cash needs of the Plan.

     h. INVESTMENTS: There are currently nine investment funds available for the investment of future contributions made by or for eligible employees under the Plan: the Broadwing Stable Value Fund, the Spectrum Income Fund, the Balanced Fund, the Equity Income Fund, the Equity Index Fund, the Capital Appreciation Fund, the International Stock Fund, the New America Growth Fund and the Broadwing Inc. Shares Fund. All of the above funds are administered, trustee and/or advised by T. Rowe Price or a related subsidiary. In addition, the Plan holds a Convergys Stock Fund to which shares of Convergys that were received by the Plan by reason of the Company's distribution of Convergys shares were allocated (see Note 6). Eligible employees who have interests in the Convergys Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot direct future contributions made by or for their behalf to the Convergys Stock Fund.

         Each fund held under the Plan (except for the Broadwing Stable Value Fund and the Broadwing Inc. Shares Fund) has always been, and is currently, quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

         The Broadwing Stable Value Fund and the Broadwing Inc. Shares Fund have always been quoted in units. These units have represented a proportionate interest in the two investment funds in which both the Plan and the Cincinnati Bell Inc. Retirement Savings Plan participate. The unit values for both the Broadwing Stable Value Fund and the Broadwing Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

         The Broadwing Stable Value Fund maintains a unit value of 1.0000 at all times and any income, gains, losses, contributions or withdrawals results in more or less units being credited to an account. The Broadwing Inc. Shares Fund unit value has fluctuated with the performance of the underlying investments of such fund, which has consisted primarily of Broadwing common stock and a small amount of temporary cash investments.

         Effective May 1, 2000, the Broadwing Inc. Shares Fund has been changed so that it is quoted in shares (and not units). The Broadwing Stable Value Fund is still quoted in units.

          Investments of the Broadwing Stable Value Fund consist in part of investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts are nontransferable but provide for benefit-responsive withdrawals by Plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The Plan's Trustee Valuation Committee determines fair value for these investments after considering such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with contract terms. Transactions for the Fund are accounted for on the trade date. Interest income is accrued as earned. Realized and unrealized gains and losses from security transactions are recorded on an identified cost basis.

          The values of the Plan's investments on December 30, 1999 and December 31, 1998 are determined as follows: the 1999 share value of the Broadwing shares in the Broadwing Inc. Shares Fund and Convergys shares in the Convergys Stock Fund on the basis of the last published sales prices on December 30, 1999 on the New York Stock Exchange; the 1998 share value of the Broadwing shares in the Broadwing Inc. Shares Fund and Convergys shares in the Convergys Stock Fund on the basis of the pro-rata allocation of the last published market price for the consolidated Company value on December 31, 1998 (this pro-rata allocation was derived using the last "when issued" price for Cincinnati Bell Inc. and Convergys as of December 31, 1998, compared to the consolidated Cincinnati Bell Inc. value on December 31, 1998) (see Note 6); shares in the Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund, and any mutual fund held under the Broadwing Stable Value Fund on the basis of the last published net asset value on December 30, 1999 and December 31, 1998; contracts with insurance companies in the Broadwing Stable Value Fund at principal plus accrued earnings on December 30, 1999 and December 31, 1998 and loans to participants made by the Plan at the principal amount owed by the participants on December 30, 1999 and December 31, 1998.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

          As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation (depreciation) of those same investments. Net realized gains were $736,458 and $439,508 for 1999 and 1998, respectively.

     i. ADMINISTRATIVE EXPENSES: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid from Plan assets. These expenses are generally allocated and charged to each eligible employee's account based on the proportion that such employee's account balance under the Plan bears to all account balances under the Plan.

     j. FORFEITURES: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During 1999, employer contributions were reduced by $8,000 from forfeited nonvested amounts.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                         NOTES TO FINANCIAL STATEMENTS

     k. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) AMENDMENT OR TERMINATION OF THE PLAN: While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants' accounts would become 100% vested.

(3) INVESTMENTS: The interest of an eligible employee in each type of investment of the Plan on December 30, 1999 and December 31, 1998 is represented by units or shares. The following investments represent five percent or more of the Plan's net assets (dollars in thousands):


                                                          December 30, 1999                         December 31, 1998
                                                -------------------------------------------------------------------------------


Broadwing Stable Value Fund                     $   9,802                                     $   9,745
Broadwing Inc. Shares Fund*                        91,816                                        37,467
Convergys Stock Fund                               53,146                                        43,146
                                                  -------                                       -------
                                                $ 154,764                                     $  90,358
                                                  =======                                       =======

*The Broadwing Inc. Shares Fund consists of $68,640 and $31,359 in nonparticipant-directed investments at December 30, 1999 and December 31, 1998, respectively. Remaining amounts are participant-directed.

    During 1999, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $65,196 as follows (dollars in thousands):

               Mutual funds                                          $    828
               Common Stock of the Company                             47,852
               Common Stock of Convergys Corporation                   16,516
                                                                     --------
                   Total                                             $ 65,196
                                                                     ========

    The number of eligible employees whose Plan accounts are invested in the various investment funds as of December 30, 1999 are shown in the table below (since employees can invest in a variety of investment funds, the sum of employees in this chart will not equal the number of employees who are participating in the Plan):

    Broadwing Stable Value Fund                                        690
    Spectrum Income Fund                                               223
    Balanced Fund                                                      219
    Equity Income Fund                                                 537
    Equity Index Fund                                                  525
    Capital Appreciation Fund                                          219
    International Stock Fund                                           326
    New America Growth Fund                                            568
    Broadwing Inc. Shares Fund                                       2,648
    Convergys Stock Fund                                             1,460

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

(4) NONPARTICIPANT-DIRECTED INVESTMENTS: Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (this investment represents five percent or more of the Plan's net assets):


                                                                  December 30,        December 31,
Description                                                           1999                1998
-----------                                                           ----                ----
Net Assets:
  Company common stock                                                    $65,915             $26,991
  Cash                                                                      2,711               4,352
  Interest receivable                                                          14                  18
                                                                          -------             -------
     Total                                                                $68,640             $31,361
                                                                          =======             =======



                                                                         Year Ended
                                                                        December 30,
                                                                            1999
                                                                            -----
Changes in Net Assets:
  Employee contributions                                                   $1,838
  Employer contributions                                                    1,811
  Dividends on Company common shares                                          503
  Interest income                                                             159
  Net appreciation on Company common stock                                 32,828
  Transfers from other Company plans                                        4,359
  Benefits paid to participants                                           (2,401)
  Transfers to participant-directed investments                           (1,818)
                                                                          -------
     Total                                                                $37,279
                                                                          =======

(5) TAX STATUS: The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from Federal income taxes under Section 501(a) of the Code.

(6) PLAN AMENDMENTS: Plan amendments that became effective subsequent to December 31, 1998:

     - Allow for any amount of an eligible employee's wages reduced on or after January 1, 2000 to pay for qualified parking fringe benefits generally to be considered as part of the employee's compensation for purposes of the Plan.
    - Update the Plan's provisions as to the employers whose employees will participate in the Plan.
    - Eliminate the Plan's provision that would otherwise cause an eligible employee's years of vesting service to be disregarded under the Plan if the employee both had no nonforfeitable right to an employer-provided benefit under the Plan and incurred a five year break in service under the terms of the Plan (since such provision did not affect any employee who had any before-tax salary reduction contributions made to the Plan on his or her behalf and hence had virtually no applicability under the
         Plan).
    - Modify, effective as of January 1, 2000, the amounts that can be saved under the Plan by eligible employees as basic savings contributions (that are generally matched to an extent by contributions of the Employers) so that such amounts are in accordance with a 1999 collective bargaining agreement between one of the Employers and the Communications Workers of America.
     - Modify, effective as of January 1, 2000, the amount of matching contributions to be made by the Employers so that such amounts are in accordance with a 1999 collective bargaining agreement between one of the Employers and the Communications Workers of America.
     - Clarify the provision of the Plan that permits an eligible employee to direct the investment of certain amounts allocated to his or her account under the Plan and corrects a typographical error made in another provision of the Plan.
    - Update, effective as of May 9, 1999, the amount of the vested portion of an eligible employee's account under the Plan that can be distributed after his or her termination of employment and without obtaining his or her consent, so that such amount is in accordance with a 1999 collective bargaining agreement between one of the Employers and the Communications Workers of America.
    - Change the plan year of the Plan (the Plan's fiscal year) to a 12-month period ending each December 30. Prior to this change, the Plan's plan year was a calendar year. In addition, because of this change, the Plan had a "short" plan year that began on January 1, 1999 and ended on December 30, 1999.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                          NOTES TO FINANCIAL STATEMENTS

    - Permit (but do not require) the Employers to prefund at the start of or during a plan year any contributions which they will be required to make to the Plan for such plan year.

(7) SPIN-OFF OF CONVERGYS: On December 31, 1998, the Company completed the spin-off of Convergys Corporation (Convergys). At that time, owners of the Company's common shares received Convergys common shares equal to the number of Company shares held at the record date for the spin-off. Since the Broadwing Inc. (then known as Cincinnati Bell Inc.) Shares Fund held shares of Company common stock at the record date, a separate investment fund known as the Convergys Stock Fund was created. The value reflected in the Statement of Assets Available for Plan Benefits at December 31, 1998 for the Broadwing Inc. Shares Fund and the Convergys Stock Fund was based on a pro-rata allocation of the last published market price for the consolidated Broadwing Inc. (then known as Cincinnati Bell Inc.) on December 31, 1998. This pro-rata allocation was determined using the percentages of the last published "when issued" prices for Broadwing Inc. (then known as Cincinnati Bell Inc.) and Convergys as of December 31, 1998. The cost basis of the Broadwing Inc. Shares Fund and the Convergys Stock Fund are based on a similar pro-rata calculation of ending market values at December 31, 1998, applied against the total cost basis of the shares. The Convergys Stock Fund is not available to plan participants for prospective contributions or investments, and participants cannot re-invest in the Convergys Stock Fund once they have transferred their investment in the Convergys Stock Fund to other investment funds. The Convergys employees participating in the Savings and Security Plan prior to December 31, 1998 had their investment balance transferred to a savings plan sponsored by Convergys in January 1999.

                CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                             AS OF DECEMBER 30, 1999


                                                                   Thousands of Dollars
                                                         -------------------------------------------------

                                                                    NUMBER OF
                                                                    SHARES OR
    NAME OF ISSUER AND TITLE OF ISSUE                                  UNITS        COST             VALUE
                                                                    ---------      -------         ----------
    BROADWING INC. SHARES FUND:

             Temporary cash investments                                            $      **        $    4,041
             Broadwing Inc. shares #                         18,855,414 units         41,662*           87,756
             Interest receivable                                                          **                19
                                                                                   ---------         ---------
             TOTAL BROADWING INC. SHARES FUND                                             **            91,816

    CONVERGYS STOCK FUND                                     1,687,165 shares             **            53,146

    T. ROWE PRICE SPECTRUM INCOME FUND                          86,653 shares             **               930

    T. ROWE PRICE BALANCED FUND                                 82,070 shares             **             1,613

    T. ROWE PRICE EQUITY INCOME FUND                           157,739 shares             **             3,891

    T. ROWE PRICE EQUITY INDEX FUND                            115,229 shares             **             4,543

    T. ROWE PRICE CAPITAL APPRECIATION FUND                     79,576 shares             **               995

    T. ROWE PRICE INTERNATIONAL STOCK FUND                     110,851 shares             **             2,103

    T. ROWE PRICE NEW AMERICA GROWTH FUND                       76,074 shares             **             3,635

    BROADWING STABLE VALUE FUND:

      T. Rowe Price Stable Value Common Trust Fund           9,768,662 units              **             9,769
      Contracts with Prudential Insurance Company
      of America +                                              33,327 units              **                33
                                                                                    --------           -------

          TOTAL BROADWING STABLE VALUE FUND                                               **             9,802

    LOAN FUND:

             Loans to Participants                                                        **             2,698
                                                                                    --------           -------
                      GRAND TOTAL                                                         **          $175,172
                                                                                    ========          ========

+ These contracts guarantee the repayment of principal and the crediting of interest. The composite effective annual interest rate earned under these contracts for the plan years 1999 and 1998 was approximately 5.95% and 6.25%, respectively. The rate at which interest will be credited in future years may be either higher or lower.
#   Party-in-interest to the Plan
* Cost information provided for the Broadwing Inc. Shares Fund is inclusive of both participant-directed and nonparticipant-directed accounts. The cost associated with nonparticipant-directed accounts was $57,313 at December 30, 1999.
**  This information not required for participant-directed accounts.

                 CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1999


                                                                                                 Current
                                                                                                 Value on
        Identity of            Description of        Purchase        Selling       Cost of        Date of          Net Gain
       Party Involved             Asset              Price           Price         Asset        Transactions       or (Loss)
---------------------------   ------------------   -------------  -------------- ------------- --------------    -------------
Broadwing Inc. Shares Fund    Company Stock        $  7,639,055                    $7,639,055    $ 7,639,055       $       -
Broadwing Inc. Shares Fund    Company Stock        $  1,956,581     $ 3,850,494    $1,956,581    $ 3,850,494       $ 1,893,913


* The above totals reflect the net activity of 231 purchase and sale transactions during the plan year.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                        CINCINNATI BELL INC. SAVINGS AND
                                                  SECURITY PLAN


                                        By  /s/ Virginia Neill
                                            -----------------------------------
                                              Virginia Neill
                                              Secretary
                                              Employees' Benefit Committee




June 23, 2000